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                                                                EXHIBIT (a)(3)

CONTACTS:       CSX Corporation                 Conrail Inc.
                Thomas E. Hoppin                Craig R. MacQueen
                (804) 782-1450                  (215) 209-4594


FOR IMMEDIATE RELEASE

                           CSX AND CONRAIL TO COMBINE
                      IN PRO-COMPETITIVE, STRATEGIC MERGER


        RICHMOND AND PHILADELPHIA -- Oct. 15, 1996 -- CSX Corporation (CSX) (NYSE: CSX) and Conrail Inc. (Conrail) (NYSE: CRR), leading transportation companies with complementary eastern rail routes, announced today they have agreed to a strategic merger. The merger agreement calls for Conrail shareholders to receive a combination of cash and CSX shares valued at approximately $8.4 billion, or $92.50 per Conrail share, based on the recent trading prices for CSX's common stock. The parties will propose a schedule that contemplates completion of the transaction in late 1997.

        The merger will create the leading freight transportation and logistics company in the world with annual revenues of more than $14 billion, offering domestic and international customers rail, container-shipping, barge, intermodal and contract logistics services. The newly created transportation system will offer much more extensive single-line rail service opportunities to shippers and receivers in 22 states and will have a 29,645 mile system, covering a territory from Chicago, Boston and New York to Miami and New Orleans.

        John W. Snow, chairman, president and chief executive officer of CSX, said, "This merger of equals represents a strategic combination that will provide excellent value for our customers and our shareholders, and is consistent with sound public policy. This is the right merger at the right time between the right companies.

        "This dynamic combination is a 'win-win' transaction for the shareholders of both companies, our customers and the communities we both serve. We will have the financial strength to make substantial infrastructure investments and service improvements. The transaction will have an immediate, positive effect on cash flow and will be accretive to earnings per share in the second year. Together, the companies will have stronger revenue, cash flow and earnings growth than they would have had on their own. The merged company will be the premier freight transportation company in North America and, as such, we should command a premium price/earnings multiple -- thus creating greater value for our shareholders," Snow said.


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        "Our new company will provide new single-line rail service to major markets east of the Mississippi and will greatly benefit shippers, the communities served and the nation as a whole. The merger will extend our customers' market reach, speeding service and enhancing their competitive positions at home and abroad. It makes the most efficient use of existing transportation infrastructure, thereby lowering the total cost of transporting American products," Snow said.

        "Moreover," Snow said, "this transaction offers an opportunity to improve passenger safety and service and to begin to address the need to separate freight and passenger service in high-density commuter and Amtrak corridors, including Philadelphia, Baltimore and Washington, D.C. We hope to consolidate much of our freight service on the CSX line between Philadelphia and Washington, thereby reducing freight operations on Amtrak's northeast corridor south of Philadelphia. Additionally, the contemplated ability to reroute some freight trains from other routes should free up capacity on other CSX lines, such as the Harper's Ferry-Washington line used by Maryland commuter trains. Such improvements can be addressed only through this transaction."

        "We are delighted to be merging with our ideal partner," said David M. LeVan, Conrail's chairman, president, and chief executive officer. "Conrail today is a strong railroad, but recent changes in industry structure and in U.S. patterns of distribution require a broader market reach. The new company we are creating will be more competitive with trucks and other modes of transportation. Where new, single-line services are possible, we will provide our customers one point of contact, and eliminate the costs and delays now layered over every step in the service process.

        "Our customers will enjoy significantly improved, more competitive freight transportation service that will result in greater service innovation and competitive pricing. The merger will allow us to build on the coal, merchandise, intermodal and logistics strengths of both companies. Importantly, our companies share an uncompromising commitment to safety, operating excellence and superior service and have compatible cultures that will expedite realization of the benefits of the merger," LeVan said.

        Under the terms of the transaction, 40 percent of the fully diluted shares of Conrail's common stock and ESOP preferred stock will be acquired for cash at $92.50 per share, and the remaining 60 percent will be acquired for stock at an exchange ratio of 1.85619 CSX shares for each Conrail share.

        CSX will promptly commence a cash tender offer at $92.50 per Conrail share for an aggregate of about 17.9 million shares of Conrail common stock and ESOP preferred stock, or approximately 19.9 percent of the Conrail outstanding voting stock. The offer will be subject to the usual conditions, including Surface Transportation Board (STB) informal approval of a customary voting trust and obtaining the necessary financing.


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        A Pennsylvania statute effectively precludes CSX from acquiring 20 percent or more of Conrail's voting shares in the tender offer, unless the Conrail shareholders vote to opt-out of the statute by a majority of the Conrail shares voting at a meeting. A meeting to vote on the opt-out is expected to be held prior to the expiration of the tender offer. Following approval, the Merger Agreement effectively provides that an aggregate of 40 percent of the fully diluted shares will be purchased for cash in this tender offer or in another offer that may be made. If approval is not obtained, the cash not paid in the offer would be paid in the subsequent merger.

        The companies also have granted each other an option to purchase 19.9 percent of the other's common shares under certain conditions. The 19.9 percent option held by CSX also would be exercisable if it purchases shares in the offer.

        Following STB approval of the merger, and after other conditions have been met, the companies will complete their merger through an expected tax-free exchange of stock at an exchange ratio of 1.85619 CSX shares for each remaining Conrail share. The application for STB approval of the transaction is expected to be filed in early 1997, and the parties will propose a schedule that contemplates a decision toward that year's end. Pending STB review, the shares purchased will be placed in the voting trust.

        Total benefits from the merger will be about $550 million annually, based on the realization of cost savings from operating efficiencies, facility consolidations, overhead rationalization, and other activities, and new traffic volumes earned by enhanced service. The combined company will make investments to support revenue growth, and will create a streamlined organization that incorporates the best of both companies while combining facilities and realizing economies of scale. The companies stated they expect there will be some job losses as a result of consolidations and the elimination of redundancies, but these will be offset over time by new employment opportunities resulting from growth of the business.

        The merger will yield new, competitive services that neither railroad can now offer on its own. The new system will have faster schedules, more frequent and reliable service, with shorter routes and improved equipment supply and utilization. The new system will create major, new single-line service routes between north-south markets. Moreover, the creation of a single-line route along the Atlantic corridor will provide a much needed, cost-effective and environmentally superior intermodal alternative to truck traffic now being hauled over I-95 and other north-south interstate highways. Many shippers will be attracted from the heavily congested highways and urban centers by the quality of service offered by the combined company.

        "The ability to compete more effectively for truck traffic is an exciting growth opportunity that offers significant public benefits including the reduction of highway traffic, improved environmental conditions and greater safety," LeVan said.


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        In rail corridors where CSX and Conrail both have routes, there will be significant operating benefits and, in many cases, major reductions in length of haul. Where their routes are end to end, there will be extensive new single-line service for shippers. Integrating the entire network, moreover, will produce significant additional benefits in traffic handling and marketing, and in facility and equipment utilization.

        As a result of these many service and efficiency benefits, competition will be enhanced. Where CSX and Conrail are now the only rail competitors, the merger partners are willing to agree to grant competitive access. There, shippers will continue to enjoy two-railroad competition, and will receive the competitive benefits of a more efficient CSX/Conrail system and single-line routes to many new destinations.

        Snow will become chairman and chief executive officer of the new holding company. LeVan will become the new holding company's president and chief operating officer. The board of directors will be composed of an equal number of members from the boards of CSX and Conrail. Upon consummation of the transaction, LeVan will be president and chief executive officer of the two railroads. LeVan will succeed Snow as chief executive officer of the new company two years after consummation of the merger, and Snow will serve as chairman of the corporation for the two years thereafter.

        The new holding company will be headquartered in Philadelphia, with a significant presence in Richmond. Operating headquarters for the two railroads will remain in Philadelphia and Jacksonville for the foreseeable future. A new name for the combined company will be announced at a later time.

        The transaction has been unanimously approved by the boards of directors of both companies. It is subject to the approval of shareholders of both companies and STB approval. Under the terms of the agreement, CSX or Conrail is each entitled, under certain circumstances, to receive a termination fee of $300 million from the other in the event the merger is not completed because of a competing offer for the other company.

        CSX is being advised on the transaction by Wasserstein Perella & Co., which has also provided a fairness opinion. Salomon Brothers Inc. has also been retained to advise CSX on post-transaction financing matters. Conrail is being advised by and has received fairness opinions from Lazard Freres & Co. LLC and Morgan Stanley Incorporated.

        CSX Corporation, headquartered in Richmond, VA, is an International transportation company offering a variety of rail, container-shipping, intermodal, trucking, barge, and contract logistics services.


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        Conrail, with corporate headquarters in Philadelphia, PA, operates an
11,000-mile rail freight network in 12 northeastern and midwestern states, the District of Columbia, and the Province of Quebec.

        Additional information regarding this announcement can be found on the companies' Web sites on the Internet. CSX's home page can be reached at http://www.CSX.com. Conrail's home page can be reached at http://www.CONRAIL.com.

NOTE TO BROADCAST EDITORS:

A live satellite feed of B-roll from both CSX and Conrail will be available:

Tuesday, October 15 from 10:00 a.m. to 10:30 a.m. (EDT) -- coordinates are C-Band Telstar 401, Transponder 5

Tuesday, October 15 from 1:30 p.m. to 2:00 p.m. (EDT) -- coordinates are C-Band Telstar 402, Transponder 18


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